August 21, 2014
VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Ms. Lisa Vanjoske, Assistant Chief Accountant
Mr. Frank Wyman, Staff Accountant

RE:	Express Scripts Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 20, 2014
File No. 001-35490

Ladies and Gentlemen:

Express Scripts Holding Company (the “Company”) is responding to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 7, 2014 on the above referenced filing. For your convenience, we have reproduced below in bold the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have produced our response immediately below each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Other Accounting Policies, page 40

1.
With regard to your response to our prior comment 4, please provide us an illustration of how the $129.4 million recognized in the quarter ended June 30, 2014 was determined. Also reference the authoritative literature that supports recognition of the revenue in the quarter ended June 30, 2014 and precludes recognition during the contract year (presumably 2013) as it appears the contract provides for a minimum guaranteed amount to be earned.

Response:
The $129.4 million recognized in the quarter ended June 30, 2014 was determined based on applying a contractual amount per claim to the shortfall between the actual claim volume and the targeted claim volume, as defined by the contract. To illustrate, if the contractual amount per claim was $2 and the shortfall was 10,000 claims, the shortfall payment would be $20,000. Although the calculation is straightforward, the exact value of the claim volume shortfall (and therefore the value of the final shortfall payment) is not known to us with certainty until a reconciliation process is complete. Following the end of the applicable annual period, a complex reconciliation is performed with the client to determine the actual claim volume shortfall.

Below is a summary of the events that support the recognition of $129.4 million of revenue in the quarter ended June 30, 2014:

•
Our agreement with the client required the client to meet a certain threshold number of claims in the twelve months ended December 31, 2012, which were not met. The contract allows for claim volume shortfalls to be cured over the subsequent year, in this case 2013. However, the claim volume shortfall was not met as of December 31, 2013.

•	Per the agreement, we sent notification of the claim volume shortfall payment calculation in a letter to the client on April 10, 2014.

•	Per the agreement, the client had 45 business days to review and provide written notice of dispute.

•	All contingencies were resolved following the completion of the 45 business day review period without receipt of a notice of dispute.

•	After the 45 business days had passed (on May 27, 2014), the client had 5 business days to pay us the shortfall payment.

•	We received the $129.4 million shortfall payment on June 2, 2014.

•	Had the client disputed the shortfall payment, the contract allows for the following remedies, as necessary:

◦	A 25 business day period for us and the client to resolve any dispute in good faith.

◦	If consensus has not been reached in that period, the client has the right to engage a third-party auditor to resolve the dispute.

We acknowledge the Staff’s comment and respectfully note that the authoritative literature referenced below supports recognition of the revenue of $129.4 million in the quarter ended June 30, 2014. Although the guidance does not preclude recognition in 2013, we believe recognition in the quarter ended June 30, 2014 is the most appropriate treatment based on the guidance referenced below. According to Staff Accounting Bulletin (“SAB”) Topic 13: Revenue Recognition, section 3 (Delivery and performance):

b. Customer acceptance
After delivery of a product or performance of a service, if uncertainty exists about customer acceptance, revenue should not be recognized until acceptance occurs.

In the interpretive response to Question 1, section (d), the Staff indicates that “formal customer sign-off provides the best evidence” with respect to acceptance provisions based on customer-specified objective criteria.

The client’s contractual right to review our report, potentially dispute the claim volume shortfall payment calculation and engage a third-party auditor if the dispute was not resolved in good faith represents a form of customer acceptance. Further, under SAB Topic 13, section 3, we consider the formal notice from our client to be the best evidence of acceptance under these circumstances.

We note the following from SAB Topic 13, section 3, in the interpretive response to Question 2:

c. Inconsequential or perfunctory performance obligations
In addition, remaining activities are not inconsequential or perfunctory if failure to complete the activities would result in the customer receiving a full or partial refund or rejecting (or a right to a refund or to reject) the products delivered or services performed to date. The terms of the sales contract regarding both the right to a full or partial refund and the right of return or rejection should be considered when evaluating whether a portion of the purchase price would be refundable.

Our contractual obligation to provide the formal reporting of the claim volume shortfall and allow for a specified period of time for our client to review the formal report represent performance obligations which were neither inconsequential nor perfunctory. Failure to complete the performance obligations could result in the customer exercising their contractual right to refuse (or dispute) the claim volume shortfall payment calculation. The contractual time period must be completed in order for us “to be entitled to the benefits represented by the revenues.”

In accordance with SAB Topic 13, we recognized revenue during the quarter ended June 30, 2014 only after:

•	formal customer acceptance had occurred;

•	the required reporting had been made and the due diligence and audit time periods had been completed.

Notes to Consolidated Financial Statements
Note 3. Changes in business, page 67

2.
With regard to your response to our prior comment 5, please refer us to the technical guidance upon which you relied in concluding that presentation of this pro forma information that is required by generally accepted accounting principles as “unaudited” was appropriate. Also, demonstrate to us how your disclosure is consistent with “predominant practice.” Otherwise, confirm that you will include audited information in future Form 10-Ks, if such information is required to be disclosed.

Response:
We acknowledge the Staff’s comment and respectfully note that under ASC 805-10-50-2 h.3 and 4, the pro forma disclosure of information in connection with a business combination is considered “supplemental pro forma information.” Public Company Accounting Oversight Board auditing standard AU Section 558 addresses an auditor’s responsibility with respect to supplementary information required by generally accepted accounting principles. According to AU Section 558.06, “the auditor should apply certain limited procedures to required supplementary information.” According to AU Section 558.08, “since the supplementary information is not audited and is not a required part of the basic financial statements, the auditor need not add an explanatory paragraph to the report on the audited financial statements to refer to the supplementary information,” except in specified circumstances. However, AU Section 558.11 indicates that if the required supplementary information is not outside the basic financial statements, the information should be clearly marked as unaudited. Additionally, AU Section 508.27-28 indicates:

.27 Other scope limitations. Sometimes, notes to financial statements may contain unaudited information, such as pro forma calculations or other similar disclosures. If the unaudited information (for example, an investor’s share, material in amount, of an investee’s earnings recognized on the equity method) is such that it should be subjected to auditing procedures in order for the auditor to form an opinion with respect to the financial statements taken as a whole, the auditor should apply the procedures he or she deems necessary to the unaudited information. If the auditor has not been able to apply the procedures he or she considers necessary, the auditor should qualify his or her opinion or disclaim an opinion because of a limitation on the scope of the audit.

.28 If, however, these disclosures are not necessary to fairly present the financial position, operating results, or cash flows on which the auditor is reporting, such disclosures may be identified as unaudited or as not covered by the auditor’s report. For example, the pro forma effects of a business combination or of a subsequent event may be labeled unaudited. Therefore, while the event or transaction giving rise to the disclosures in these circumstances should be audited, the pro forma disclosures of that event or transaction would not be.

Since the supplemental pro forma information related to our business combination was included in the footnotes to our consolidated financial statements, the supplemental pro forma information was marked as unaudited as prescribed by AU Section 558.11 and as permitted by AU Section 508.28.

Additionally, we note the following five registrants have made recent acquisitions and have labeled the supplemental pro forma information as unaudited consistent with the aforementioned guidance. These include:

•	Catamaran Corporation - 2013 Form 10-K, filed March 3, 2014

•	Johnson & Johnson - 2013 Form 10-K, filed February 21, 2014

•	Comcast Corporation - 2012 Form 10-K, filed February 21, 2013

•	Pfizer Inc. - 2009 Form 10-K, filed February 26, 2010

•	CVS Caremark Corporation - 2007 Form 10-K, filed February 27, 2008

These examples are representative of the predominant practice to present unaudited supplemental pro forma information, even when contained in the audited financial statements.

Note 13. Segment information, page 93

3.
It appears from your response to comment 6 that operating segments have been aggregated. Please confirm that you will disclose in future periodic reports that operating segments have been aggregated, if true, as required by ASC 280-10-50-21.

Response:
In future periodic filings, we will include a disclosure substantially in the form underlined below:
Within the Other Business Operations segment, we have aggregated two operating segments that do not meet the quantitative and qualitative criteria to be separately reported.
*****
In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the information above, please do not hesitate to contact me at (314) 684-6721.

Sincerely,
Express Scripts Holding Company

/s/Christopher K. Knibb_____________________
Christopher K. Knibb
Vice President and Chief Accounting Officer

cc:	George Paz, Chairman and Chief Executive Officer
Cathy R. Smith, Executive Vice President and Chief Financial Officer